Exhibit 1

Reconciliation to Accounting Principles Generally Accepted in the U.S.

The Company’s unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2007 and 2006 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company’s unaudited interim consolidated financial statements been prepared on the basis of accounting principles generally accepted in the United States (“U.S. GAAP”):

(Canadian funds in thousands of dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of operations and deficit:
Loss under Canadian GAAP	$(9,066)	$(11,325)	$(3,559)	$(15,466)
Capitalized interest (a)	—	—	—	603
Amortization of capitalized interest (a)	(122)	(82)	(260)	(97)
Derivative financial instruments (b)	—	—	—	277
Tax liability on flow-through financing (d)	—	—	—	(143)
Accretion expense relating to convertible notes (g)	(843)	(130)	(986)	(130)
Amortization of deferred financing costs (g)	(136)	(103)	(285)	(103)
Fair value adjustment on embedded derivatives and common share purchase warrants (g)	(3,506)	7,984	(267)	7,984
Loss and comprehensive loss under U.S. GAAP	$(13,673)	$(3,656)	$(5,357)	$(7,075)
Basic and diluted loss per share under U.S. GAAP	$(0.26)	$(0.07)	$(0.10)	$(0.14)

	June 30, 2007	December 31, 2006
	(unaudited)
	$	$
Balance sheets:
Current assets (b)	128,475	109,248
Mining interests (a)	132,239	148,390
Deferred financing costs (g)	779	1,576
Future tax liability (d)	2,622	2,622
Liabilities – current portion of convertible notes payable (g)	28,741	20,992
– convertible notes payable (g)	9,544	22,516
– embedded derivatives (g)	2,908	3,702
– common share purchase warrants (g)	5,541	4,479
Common share capital and common share purchase warrants (c),(d),(g)	354,322	336,440
Equity component of convertible notes payable (g)	—	—
Contributed surplus (h)	1,519	—
Deficit (c),(d),(g)	(189,796)	(184,439)

(a) Under Canadian GAAP, the Company capitalizes interest on major projects where direct indebtedness has occurred and commences amortization upon reaching commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to amortization or depletion. For 2007, interest of $nil (2006 - $603), respectively, has been capitalized related to the investment in the underground development, which reached commercial production during the first quarter of 2006. Upon the underground mine reaching commercial production, the Company commenced amortization of interest capitalized for the underground development, in addition to the amortization of interest amounts previously capitalized under U.S. GAAP.

(b) Under U.S. GAAP, the Company has chosen not to designate its derivative financial instruments as hedging instruments and thus they are carried on the balance sheet at their fair value and any changes in fair value are being recorded to earnings in the period of the change.

(c) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 as at June 30, 2007 and December 31, 2006.

(d) Under U.S. GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian GAAP.

(e) U.S. GAAP requires that amounts totaling 5% or more of current liabilities be identified separately. As at June 30, 2007, these amounts were as follows: trade payables and accruals - $12,052 (December 31, 2006 - $17,141); other accruals - $5,254 (December 31, 2006 - $4,385).

(f) U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

(g) Under Canadian GAAP, the components of the convertible notes payable must be bifurcated and accounted for separately as debt and equity instruments. The attached warrants are separable from the convertible notes and are accounted for as an equity instrument. The Company allocated the gross proceeds received to the debt and equity components of the notes and the warrants on a relative fair value basis. The Series I proceeds received were allocated as follows; US$20,558 to the debt, US$8,808 to the equity component and US$5,634 to the warrants. The Series II proceeds were allocated as follows: US$9,578 to the debt, US$2,312 to the equity component and US$1,610 to the warrants. Issuance costs of $2,364 were allocated pro-rata to the debt ($1,398) and equity components ($589) and to the associated warrants ($377) on a relative fair value basis. The issuance costs related to the debt components will be amortized over the respective terms of the convertible notes on an effective yield basis (Series I- 42%; Series II- 28%). In addition, a liability (the “Equity Premium”) was recognized for the holders’ option to receive common shares, in lieu of cash, at a 10% discount to the five day weighted trading price for interest and principal payments. The Company is required to accrete the carrying value of the convertible notes and the Equity Premium such that at each installment payment date, the carrying value of the notes then due and the Equity Premium is equal to the total face value of the notes and the liability related to the Equity Premium. For the the three-month and six-month period ended June 30, 2007 , the Company recorded accretion expense of $3,250 and $7,512, respectively (2006-$2,460 for the three-month and six-month period) of which $1,929 (2006-$576) represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at June 30, 2007. The amount allocated to the equity component was originally accounted for in “equity component of convertible notes payable”. When the conversion feature lapses without being exercised the related amount of the equity component of convertible notes payable is reallocated to contributed surplus.

Under U.S. GAAP, the common share warrants are presented as a liability and subsequent changes in fair value are recorded in the consolidated statements of loss and deficit at each reporting date.

Under U.S. GAAP the Company allocated the residual amount of the gross proceeds received to the convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. The Company allocated the Series I proceeds as follows: US$18,504 to the debt, US$10,060 to the embedded derivatives and US$6,436 to the warrants. The Company allocated the Series II proceeds as follows: US$9,952 to the debt, US$2,092 to the embedded derivatives and US$1,456 to the warrants.

All of the issuance costs related to the convertible note issuances are recognized as deferred financing costs under U.S. GAAP and are amortized to the consolidated statements of loss and deficit using the effective yield basis over the respective terms of the notes. The Series I notes and Series II note carry an effective yield of 49% and 25%, respectively.

Differences in U.S. GAAP and Canadian GAAP result from the initial allocation and subsequent reallocation differences and the subsequent accretion expenses, amortization of deferred financing costs and from the fair value re-measurement of the warrant and embedded derivatives as liabilities each reporting period under U.S.GAAP.

Impact of recently issued United States accounting pronouncements

Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS 157”) was issued September 2006. The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on January 1, 2008. The Company is currently reviewing the impact of this statement.

FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”) was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The adoption of FIN 48 on January 1, 2007 had no material impact on the consolidated financial statements of the Company.